

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 29, 2006

Keith Olsen
President and Chief Executive Officer
Switch and Data, Inc.
1715 North Westshore Boulevard, Suite 650
Tampa, Florida 33607

> **RE:** **Switch and Data, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed on December 20, 2006**
> **File No. 333-137607**

Dear Mr. Olsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 9

We may face litigation with certain of our stockholders, page 20

1. We note the first sentence of this risk factor which indicates that the company was sued several years ago by certain stockholders. Clarify whether these suits are still pending and, if so, what specific issues are still in dispute. If the suits are still pending, tell us why no disclosure is included under the "legal proceedings" section. Clarify whether all investors who signed the investor agreement may oppose the merger and exercise appraisal rights.

Underwriting, page 105

2. We note your response to prior comment 8. In light of your response, tell us why the shares offered through the directed share program are being offered on a firm commitment basis. It would appear that as a result of the indemnification

provisions the underwriter is not at risk for the shares sold through the directed share program following the closing of the offering.

Executive Compensation, page 85

3.   Please note that in your next amendment the company must present executive compensation information for 2006 and that the information must be presented under the new executive compensation rules.

Switch & Data Facilities Company Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Organization

Reorganization Merger (Unaudited), page F-8

4.   Please refer to prior comment 9. Tell us in detail about the redemption features of your Series C Redeemable Preferred Stock. We may have additional comments.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (813-229-0134)
        Robert Grammig
        Holland & Knight LLP